Pricing Supplement No. 2005-10 Dated October 24, 2005	Rule 424(b)(3)
(To Prospectus dated March 24, 2005)	File No. 333-118974

GENERAL ELECTRIC CAPITAL CORPORATION

Interest Plus Notes - Floating Rate
Interest Rate:	Under		$15,000 to		Over
	$15,000		$49,999		$50,000
	Rate	Yield	Rate	Yield	Rate	Yield
	3.45%	3.51%	3.70%	3.76%	3.95%	4.02%

Initial Investment Incentive:	An additional $25 if automatic deduction from a GE employee payroll, GE pension check or MCI, Inc. employee payroll is authorized within the first 30 days after an investment account is opened.

Effective Dates:

October 24, 2005 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 800-433-4480, 24 hours a day, seven days a week.

GE Capital Markets, Inc., formerly known as GECC Capital Markets Group, Inc.